UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33611

Voltaire Ltd.
(Exact name of Registrant as Specified in its Charter)

13 Zarchin Street
Ra’anana 43662, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82-________

Agreement of Merger

On November 29, 2010, Mellanox Technologies, Ltd., a company formed under the laws of Israel (“Mellanox”), entered into an Agreement of Merger (the “Merger Agreement”) with Voltaire Ltd., a company formed under the laws of Israel (“Voltaire”), and Mondial Acquisition Corporation Ltd., a company formed under the laws of Israel and a wholly owned subsidiary of Mellanox (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into Voltaire (the “Merger”), with Voltaire continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Mellanox.  At the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Voltaire (the “Ordinary Shares”) will be deemed to have been transferred to Mellanox in exchange for the right to receive $8.75 in cash, without interest (the “Merger Consideration”).  As of November 29, 2010, the aggregate estimated purchase price is approximately $218 million, which amount is subject to change based on the number of outstanding Ordinary Shares at the Effective Time.

Each outstanding option and restricted stock unit of Voltaire (each, a “Voltaire Equity Award”) shall be assumed by Mellanox and converted into an option or restricted stock unit, as the case may be, of Mellanox (each a “Mellanox Equity Award”), with the number of ordinary shares of Mellanox issuable upon the exercise or conversion of each such Mellanox Equity Award determined by reference to the Merger Consideration and the trading price of Mellanox’s ordinary shares for the five trading days immediately preceding the Effective Time, except that any Voltaire Equity Award that is held by a person other than an employee or consultant of Voltaire shall be cancelled and the portions of such Voltaire Equity Awards vested at closing shall be converted into the right to receive a per share cash payment equal to the Merger Consideration, less any per share exercise price or purchase price.  Unvested options and performance based restricted stock units held by Voltaire’s non-employee directors and by Voltaire’s executive officers will be subject to accelerated vesting in accordance with the terms of such options and performance based restricted stock units and the terms of the Merger Agreement.

The board of directors of Voltaire unanimously approved the Merger Agreement and determined that the Merger Agreement and the Merger were advisable, fair to and in the best interest of Voltaire’s shareholders.  Bank of America Merrill Lynch served as financial advisor to Voltaire’s board and rendered a fairness opinion to the board as to the fairness, from a financial point of view, of the consideration to be received by Voltaire’s shareholders in the Merger.

Voltaire and Mellanox have made customary representations and warranties and agreed to customary covenants in the Merger Agreement, including covenants by Voltaire not to, among other things, (i) solicit proposals for alternative acquisition transactions or (ii) subject to the fiduciary duties of Voltaire’s board of directors, enter into discussions concerning alternative acquisition transactions.

The completion of the Merger is subject to approval of the Merger Agreement by the holders of a majority of Voltaire’s shares represented and voted (excluding abstentions) in person or by proxy at a general meeting of shareholders, and other customary conditions, including the continued employment through the closing of at least two-thirds of certain designated employees of Voltaire who receive offer letters after the date of the Merger Agreement.  The transaction is not subject to any financing condition.

The Merger Agreement contains certain termination rights for both Mellanox and Voltaire.  Subject to certain exceptions, both Mellanox and Voltaire have the right to terminate the Merger Agreement if the Merger has not been consummated by April 21, 2011.  Voltaire may terminate the Merger Agreement if it accepts an unsolicited superior proposal prior to shareholder approval of the Merger, provided specified conditions are met.  The Merger Agreement provides for other customary termination events including mutual consent, the non-approval at a general meeting of the shareholders of Voltaire, final injunction, material breach of a representation, warranty or covenant of either party that is not subject to cure through the exercise of all commercially reasonable efforts, and the occurrence of certain material adverse events regarding Voltaire.  Upon the termination of the Merger Agreement under specified circumstances, Voltaire may be required to pay Mellanox a termination fee equal to $8.7 million.

Voting Agreements

In connection with the Merger Agreement, Mellanox has entered into Voting and Support Agreements (the “Voting Agreements”), each dated as of November 29, 2010, with the Chairman of Voltaire’s board and Voltaire’s Chief Executive Officer, each of the other directors and certain key shareholders of Voltaire (each a “Voltaire Shareholder,” and collectively, the “Voltaire Shareholders”) pursuant to which, among other things, each Voltaire Shareholder has agreed to vote all Ordinary Shares beneficially owned by such Voltaire Shareholder (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby and against any action that is intended or could reasonably be expected to prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement.  In addition, pursuant to the terms of the Voting Agreements, each Voltaire Shareholder has granted HFN Trust Company 2010 Ltd. an irrevocable proxy to vote the Covered Shares with respect to the matters set forth in the Voting Agreement.  In addition to the Chairman of Voltaire’s board, Chief Executive Officer and each other member of the Voltaire board of directors, the Voltaire Shareholders include BCF II Belgium Holding SPRL, Benhamou Global Ventures, LLC, Eric Benhamou 2009 Trust, Pitango Venture Capital Fund III and affiliated funds, Platinum Venture Capital L.P. and an affiliated fund, and Vertex Israel II (C.I.) Fund L.P. and affiliated funds.  The obligations of the Voltaire Shareholders terminate if the Merger Agreement is terminated.  The Voltaire Shareholders collectively hold approximately 46% of the outstanding shares of Voltaire at the date of the Merger Agreement.

Additional Information

On November 29, 2010, Mellanox and Voltaire issued a joint press release announcing the execution of the Merger Agreement.  A copy of the press release is furnished hereto as Exhibit 99.3.

In connection with the proposed transaction, Voltaire will prepare a proxy statement to be delivered to its shareholders, and intends to furnish such proxy statement to the Securities and Exchange Commission under cover of Form 6-K. Before making any voting or investment decision with respect to the transaction, investors and security holders of Voltaire are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction. The proxy statement and other documents may be obtained for free by directing such request to Voltaire Investor Relations, telephone: +1-800-865-8247 or at www.voltaire.com.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, which are filed respectively as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.  The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about Mellanox or Voltaire.  The Merger Agreement contains representations and warranties by Mellanox and Voltaire.  These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to Mellanox or Voltaire if those statements prove to be inaccurate, (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, (iii) may apply materiality standards different from what may be viewed as material to investors, and (iv) were made only as of the date of the Merger Agreement or such other date(s) as may be specified in the Merger Agreement and are subject to more recent developments.  Accordingly, these representations and warranties may not describe the actual state of affairs at the date they were made or at any other time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 29, 2010	VOLTAIRE LTD.

	By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement of Merger, dated as of November 29, 2010, among Mellanox Technologies, Ltd., Mondial Acquisition Corporation Ltd. and Voltaire Ltd.

99.2	Form of Voting and Support Agreement, executed by Mellanox Technologies, Ltd. and the other signatories thereto on November 29, 2010.

99.3	Joint press release dated November 29, 2010.